Exhibit 99.3

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited, in millions of U.S. dollars)

	September 30, 2014	December 31, 2013

ASSETS
Cash and cash equivalents (Notes 4 & 6)	$1,221.9	$770.0
Short-term investments (Notes 5 & 6)	—	18.0
Receivables (Note 6)	69.1	78.0
Prepaid expenses and other (Note 7)	44.3	46.3
Current assets	1,335.3	912.3

Royalty, stream and working interests, net	2,081.7	2,050.2
Investments (Notes 5 & 6)	43.1	38.2
Deferred income tax assets	13.8	15.8
Other (Note 8)	52.2	28.4

Total assets	$3,526.1	$3,044.9

LIABILITIES
Accounts payable and accrued liabilities (Note 13(b))	$20.5	$46.1
Current income tax liabilities	2.5	5.0
Current liabilities	23.0	51.1

Deferred income tax liabilities	37.8	30.0
Total liabilities	60.8	81.1

SHAREHOLDERS’ EQUITY (Note 13)
Common shares	3,641.9	3,133.0
Contributed surplus	47.1	45.8
Deficit	(166.9)	(212.5)
Accumulated other comprehensive income (loss)	(56.8)	(2.5)
Total shareholders’ equity	3,465.3	2,963.8

Total liabilities and shareholders’ equity	$3,526.1	$3,044.9

The accompanying notes are an integral part of these interim consolidated financial statements.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(unaudited, in millions of U.S. dollars, except per share amounts)

	For the three months ended September 30,		For the nine months ended September 30,
	2014	2013	2014	2013

Revenue (Note 9)	$107.6	$98.8	$319.4	$300.9

Costs and expenses
Costs of sales (Note 10)	18.4	13.9	48.2	42.3
Depletion and depreciation (Note 2(d))	38.5	32.3	114.2	94.9
Corporate administration (Notes 11 & 13(c))	3.3	4.1	12.0	11.4
Business development	0.6	0.5	1.9	2.0
Impairment of royalty interests	0.2	—	0.2	—
Impairment of investments	—	—	—	5.9
	61.0	50.8	176.5	156.5

Operating income	46.6	48.0	142.9	144.4

Foreign exchange gain (loss) and other income (expenses) (Note 5)	(1.2)	0.1	0.9	(13.9)
Income before finance items and income taxes	45.4	48.1	143.8	130.5

Finance items
Finance income	1.2	0.8	3.0	2.5
Finance expenses	(0.4)	(0.2)	(1.2)	(1.3)
Net income before income taxes	46.2	$48.7	145.6	131.7

Income tax expense (Note 12)	13.0	13.4	40.1	39.4

Net income	$33.2	$35.3	$105.5	$92.3

Other comprehensive income (loss):
Items that may be reclassified subsequently to profit and loss:
Unrealized gain (loss) in market value of available-for-sale investments, net of income recovery of $1.3 (2013 -income tax expense of $0.2), income tax expense of $0.8 (2013 - income tax recovery of $2.5) (Note 5)	(8.1)	1.1	4.0	(16.2)
Currency translation adjustment	(59.2)	26.9	(58.3)	(46.5)
Other comprehensive income (loss)	(67.3)	28.0	(54.3)	(62.7)

Total comprehensive income (loss)	$(34.1)	$63.3	$51.2	$29.6

Basic earnings per share (Note 14)	$0.22	$0.24	$0.71	$0.63
Diluted earnings per share (Note 14)	$0.22	$0.24	$0.71	$0.62

The accompanying notes are an integral part of these interim consolidated financial statements.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, in millions of U.S. dollars)

	For the nine months ended September 30,
	2014	2013
Cash flows from operating activities
Net income	$105.5	$92.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	114.2	94.9
Impairment of investments	—	5.9
Impairment of royalty interests	0.2	—
Other non-cash items	0.2	2.6
Deferred income tax expense (Note 12)	15.3	8.4
Share-based payments (Note 13(c))	3.7	3.4
Unrealized foreign exchange loss	0.5	2.4
Mark-to-market on warrants (Note 5)	(1.5)	9.5

Changes in non-cash assets and liabilities:
Decrease in receivables	8.9	17.5
Increase in prepaid expenses and other	(48.8)	(18.4)
Decrease in accounts payable and accrued liabilities	(3.1)	(10.1)
Net cash provided by operating activities	195.1	208.4

Cash flows from investing activities
Proceeds on sale of investments	45.2	201.9
Purchase of investments	(26.9)	(108.0)
Proceeds from the sale of gold bullion	62.6	—
Acquisition of working interest in oil & gas properties	—	(0.8)
Acquisition of interests in mineral properties	(189.0)	(62.1)
Acquisition of other assets	(33.8)	—
Return of capital on investments	—	1.8
Purchase of property and equipment	(0.1)	(1.3)
Purchase of oil & gas well equipment	(3.1)	(4.5)
Net cash (used in) provided by investing activities	(145.1)	27.0

Cash flows from financing activities
Proceeds from equity offering (Note 13(a))	479.8	—
Credit facility amendment costs	(0.7)	(1.5)
Payment of dividends (Note 13(b))	(67.6)	(78.2)
Proceeds from exercise of warrants (Note 13(a))	1.8	2.3
Proceeds from exercise of stock options (Note 13(a))	1.4	5.5
Net cash provided by (used in) financing activities	414.7	(71.9)
Effect of exchange rate changes on cash and cash equivalents	(12.8)	(5.7)
Net change in cash and cash equivalents	451.9	157.8
Cash and cash equivalents at beginning of period	770.0	631.7
Cash and cash equivalents at end of period	$1,221.9	$789.5

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees during the period	$0.9	$0.7
Income taxes paid during the period	$21.5	$36.0

The accompanying notes are an integral part of these interim consolidated financial statements.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions of U.S. dollars)

	Share capital	Contributed	Accumulated other comprehensive
	(Note 13)	Surplus	income (loss)	Deficit	Total Equity
Balance at January 1, 2014	$3,133.0	$45.8	$(2.5)	$(212.5)	$2,963.8
Net income	—	—		105.5	105.5
Other comprehensive income	—	—	(54.3)		(54.3)
Total comprehensive income	—	—	—	—	51.2
Equity offering	484.8	—	—	—	484.8
Exercise of stock options	2.9	(1.5)	—	—	1.4
Exercise of warrants	2.6	(0.8)	—	—	1.8
Share-based payments	—	3.7	—	—	3.7
Vesting of restricted share units	0.1	(0.1)	—	—	—
Dividend reinvestment plan	18.5	—	—	—	18.5
Dividends declared	—	—	—	(59.9)	(59.9)
Balance at September 30, 2014	$3,641.9	$47.1	$(56.8)	$(166.9)	$3,465.3

Balance at January 1, 2013	$3,116.7	$47.2	$105.8	$(120.6)	$3,149.1
Net income	—	—	—	92.3	92.3
Other comprehensive loss	—	—	(62.7)	—	(62.7)
Total comprehensive income	—	—	—	—	29.6
Exercise of stock options	7.3	(1.8)	—	—	5.5
Exercise of warrants	3.3	(1.0)			2.3
Share-based payments	—	3.4	—	—	3.4
Vesting of restricted share units	0.3	(0.3)	—	—	—
Adjustment to finance costs	—	(1.4)	—	—	(1.4)
Dividends declared	—	—	—	(77.2)	(77.2)
Balance at September 30, 2013	$3,127.6	$46.1	$43.1	$(105.5)	$3,111.3

The accompanying notes are an intergral part of these consolidated financial statements.

FRANCO-NEVADA CORPORATION

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 and 2013

(Unaudited, expressed in millions of U.S. dollars, except share amounts)

Note 1 — Corporate Information

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) is incorporated under the Canada Business Corporations Act. The Company is a gold-focused royalty and stream company with additional interests in platinum group metals, oil & gas and other resource assets. The majority of revenues and cash flow are generated from a diversified portfolio of properties in the United States, Canada, Mexico and Africa. The portfolio includes over 380 assets covering properties at various stages from production to early stage exploration.

The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and the Company is domiciled in Canada. The Company’s head and registered office is located at 199 Bay Street, Suite 2000, Toronto, Ontario, Canada.

Note 2 — Significant accounting policies

a)                 Basis of presentation

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 “Interim Financial Reporting”.  These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2013 and were prepared using the same accounting policies, method of computation and presentation as were applied in the annual financial statements for the year ended December 31, 2013, except for the adoption of new accounting standards as described in Note 2(b).  These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on November 5, 2014.

The financial information included herein reflects all adjustments, consisting only of normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three and nine months ended September 30, 2014 are not necessarily indicative of the results to be expected for the full year. Seasonality is not considered to have a significant impact over the condensed interim consolidated financial statements. Taxes on income in the interim period have been accrued using the tax rates that would be applicable to expected total annual income.

b)             Changes in accounting policies

The Company adopted the following new standard, along with any consequential amendments effective January 1, 2014. Any changes were made in accordance with the applicable transitional provisions.

IFRC 21 Levies

In May 2013, the IASB issued IFRC 21, “Levies” (“IFRIC 21”) which provides guidance on the recognition of levies imposed by governments. We adopted IFRC 21 effective January 1, 2014 which did not result in any change in the accounting treatment of levies.

c)              New Accounting Standards Issued But Not Yet Effective

In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers” (“IFRS 15”). The new standard provides a comprehensive framework for recognition, measurement and disclosure of revenue from contracts with customers, excluding contracts within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 becomes effective for annual periods beginning on or after January 1, 2017 and is to be applied retrospectively with early adoption permitted.

The Company is currently assessing the impact of IFRS 15 on our consolidated financial statements.

FRANCO-NEVADA CORPORATION

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 and 2013

(Unaudited, expressed in millions of U.S. dollars, except share amounts)

On July 24, 2014, the IASB published the final version IFRS 9 “Financial Instruments” (“IFRS 9”) which brings together the classification, measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 includes a loss impairment model, amends the classification and measurement model for financial assets by adding a new fair value through comprehensive income category for certain debt instruments and provides additional guidance on how to apply the business model and contractual cash flow characteristics test. This final version of IFRS 9 supersedes all previous versions of IFRS 9 and is effective for periods beginning on or after January 1, 2018.

The Company is currently assessing the impact of adopting IFRS 9 on our consolidated financial statements.

d)                   Change in estimate

On June 23, 2014, the Company signed a letter of intent agreeing to the restructuring of its Palmarejo gold stream whereby the gold stream would terminate following the completion of the 400,000 ounce minimum obligation in exchange for a cash payment of $2.0 million. As at September 30, 2014, the Company has received 306,751 ounces under the Palmarejo gold stream. Pursuant to the Company’s accounting policy, Palmarejo is depleted using the units-of-production method over available estimates of proven and probable reserves for Palmarejo. Upon the announcement of the proposed restructuring in Q2, 2014, and subsequently closed in Q3 2014, management prospectively revised its estimate of proven and probable reserves to reflect the remaining ounces to be delivered under the existing gold stream which resulted in an increase to depletion expense of $2.7 million and $5.9 million, respectively, for the three and nine months ended September 30, 2014. The Company estimates that depletion on Palmarejo will increase by approximately $2.6 million for the remainder of 2014 and $10.5 million for 2015. See Note 3(b) below.

Note 3 — Acquisitions

(a)         Karma Gold Stream

On August 11, 2014, Franco-Nevada and Sandstorm Gold Inc. (“Sandstorm”) (collectively, the Parties) entered into a $120.0 million stream financing agreement with True Gold Mining Inc. (“True Gold”) in exchange for a 6.5% gold stream on True Gold’s Karma project, located in Burkina Faso, West Africa. Under the terms of the agreement, the Parties will provide True Gold with $100.0 million in initial funding. The Parties will split the agreement 75% to Franco-Nevada and 25% to Sandstorm.

Over a period of five years, starting March 31, 2016, True Gold shall deliver to the Parties, an aggregate of 20,000 ounces of gold each year, for a total of 100,000 ounces. Thereafter, True Gold shall deliver 6.5% of the gold produced at Karma to the Parties. The Parties will pay 20% of the spot price of gold to True Gold for each ounce delivered under the agreement.

True Gold has an option to increase the funding provided by the Parties by up to $20.0 million during the first 18 months. Should True Gold exercise its option, True Gold shall be obligated to deliver up to 30,000 additional ounces of gold over eight quarters, pro-rata to the amount exercised starting 18 months from the initial draw under the option.

Franco-Nevada has funded $27.8 million of its obligation under the agreement as at September 30, 2014.

(b)         Guadalupe Gold Stream

On June 23, 2014, Franco-Nevada signed a letter of intent (“LOI”) agreeing to purchase a new 50% gold stream on Coeur Mining Inc.’s Palmarejo project located in Mexico. Under the terms of the LOI, Franco-Nevada will fund a $22.0 million deposit which will be used for development of the Guadalupe underground mine. Franco-Nevada will pay $800 per ounce for each ounce of gold delivered under the new gold stream. The $22.0 million deposit will be paid in instalments commencing January 15, 2015 and ending on January 15, 2016. The new gold stream will become effective following the completion of the minimum obligation under Franco-Nevada’s existing Palmarejo gold stream. The Company agreed to terminate its existing gold stream on Palmarejo following the completion of the 400,000 ounce minimum obligation in exchange for a cash payment of $2.0 million.

The Company closed this transaction on October 2, 2014, as such the transaction has been treated as a subsequent event.

FRANCO-NEVADA CORPORATION

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 and 2013

(Unaudited, expressed in millions of U.S. dollars, except share amounts)

(c)          AngloGold Ashanti Portfolio

On June 9, 2014, Franco-Nevada acquired eight Australian exploration royalties from AngloGold Ashanti Australia Limited for $2.5 million.

(d)         Cerro Moro

On April 23, 2014, Franco-Nevada acquired an existing 2.0% net smelter return (“NSR”) royalty on Yamana Gold Inc.’s Cerro Moro project located in Argentina for $19.6 million.

(e)          Fire Creek/Midas

On February 11, 2014, the Company signed a gold purchase agreement with Klondex Mines Ltd. (“Klondex”) and acquired a 2.5% NSR royalty on Klondex’s Fire Creek and Midas properties, both of which are located in Nevada, U.S., for a total consideration of $35.0 million in cash. Under the terms of the gold purchase agreement, Klondex will deliver 38,250 ounces of gold, payable monthly, starting June 2014 and ending December 2018, to the Company following which the royalty will become payable on gold produced from the Fire Creek and Midas properties.

The Company split the acquisition cost between prepaid gold ($33.8 million) and royalty interest ($1.2 million). As at September 30, 2014, prepaid expenses and other include an amount of $7.5 million related to ounces to be delivered within the next twelve months and other assets include an amount of $22.9 million related to ounces to be delivered after September 30, 2015.

(f)            Sabodala Gold Stream

On January 15, 2014, the Company acquired a 6.0% gold stream on Teranga Gold Corporation’s Sabodala gold project located in Senegal, Africa. Under the terms of the gold stream agreement, the Company funded a $135.0 million deposit in exchange for 22,500 ounces of gold per year, payable monthly, for the first six years of the agreement, after which the Company will purchase 6.0% of the gold produced from Sabodala. The Company will pay 20% of the market price of gold for each ounce delivered under the agreement.

All of the above transactions which closed prior to September 30, 2014, were accounted for as asset acquisitions, with Cerro Moro and the Anglo Ashanti portfolio being recorded as a royalty interests and Sabodala and Karma being classified as a stream assets on the statement of financial position.

Note 4 - Cash and Cash Equivalents

As at September 30, 2014, cash and cash equivalents were held in interest-bearing deposits as follows:

	As at September 30, 2014	As at December 31, 2013
Cash deposits	$1,197.5	$603.2
Term deposits	24.4	7.0
Treasury bills	—	42.7
Government bonds	—	25.8
Corporate bonds	—	91.3
	$1,221.9	$770.0

FRANCO-NEVADA CORPORATION

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 and 2013

(Unaudited, expressed in millions of U.S. dollars, except share amounts)

Note 5 — Investments

	As at September 30, 2014	As at December 31, 2013
Short-term investments:
Term deposits	$—	$7.7
Government bonds	—	10.3
Total short-term investments	$—	$18.0
Non-current investments:
Equity investments	$42.3	$32.7
Convertible debentures	—	3.2
Warrants	0.8	2.3
Total investments	$43.1	$38.2

Short-term investments

These investments have been designated as available-for-sale and, as a result, have been recorded at fair value.

Non-current investments

As at September 30, 2014, these investments comprise: (i) equity interests in various public and non-public entities which the Company acquired through the open market, as part of its initial public offering or through transactions; and (ii) warrants in various publicly-listed companies. Equity investments have been designated as available-for-sale and, as a result, have been recorded at fair value. One equity investment of a non-public entity, having a carrying value of $4.6 million (2013 - $4.8 million), has been designated as an equity investment held at cost as no reliable estimate of fair value can be determined as there is no publicly available information with which to estimate future cash flows, associated operating costs or capital expenditures and no alternative active market. Management does not intend to dispose of the investment and expects to recover the carrying value through the payment of dividends.

As at September 30, 2014, the market value of available-for-sale investments had decreased compared to their values at June 30, 2014 and the Company recorded an unrealized loss of $8.1 million (2013 — gain of $1.1 million), net of an income tax recovery of $1.3 million, (2013 — income tax expense of $0.2 million) in other comprehensive income (loss).

As at September 30, 2014, the market value of available-for-sale investments had increased compared to their values at December 31, 2013 and the Company recorded an unrealized gain of $4.0 million (2013 — loss of $16.2 million), net of an income tax expense of $0.8 million, (2013 — income tax recovery of $2.5 million) in other comprehensive income (loss).

As at September 30, 2014, the market value of the publicly-traded warrants decreased compared to their value at June 30, 2014 and increased in value compared to their value at December 31, 2013 with the Company recording a mark-to-market loss of $0.8 million (2013 — $0.4 million) and a mark-to-market gain of $1.5 million (2013 — loss of $9.5 million), respectively, in the consolidated statement of income for the three and nine months ended September 30, 2014.

Note 6 - Fair Value Measurements

Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same — to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

FRANCO-NEVADA CORPORATION

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 and 2013

(Unaudited, expressed in millions of U.S. dollars, except share amounts)

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets and Liabilities Measured at Fair Value on a Recurring Basis:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Aggregate
As at September 30, 2014	(Level 1)	(Level 2)	(Level 3)	Fair Value
Cash and cash equivalents	$1,221.9	$—	$—	$1,221.9
Receivables from provisional gold equivalent sales		14.1	—	14.1
Available-for-sale equity investments	37.7	—	—	37.7
Warrants	0.8	—	—	0.8
	$1,260.4	$14.1	$—	$1,274.5

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Aggregate
As at December 31, 2013	(Level 1)	(Level 2)	(Level 3)	Fair Value
Cash and cash equivalents	$652.9	$117.1	$—	$770.0
Short-term investments	7.7	10.3	—	18.0
Receivables from provisional gold equivalent sales	—	16.3	—	16.3
Available-for-sale equity investments	27.9	—	—	27.9
Warrants	2.0	—	—	2.0
	$690.5	$143.7	$—	$834.2

Fair Values of Financial Assets and Liabilities

The fair values of the Company’s remaining financial assets and liabilities which include receivables, accounts payable, convertible debentures and accrued liabilities approximate their carrying values due to their short-term nature and historically negligible credit losses. The fair values of these financial assets and liabilities would be classified as Level 2 within the fair value hierarchy.

We have not offset financial assets with financial liabilities.

FRANCO-NEVADA CORPORATION

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 and 2013

(Unaudited, expressed in millions of U.S. dollars, except share amounts)

Assets Measured at Fair Value on a Non-Recurring Basis:

As at December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value
Royalty, stream and working interests, net(1)	$—	$—	$19.7	$19.7

(1)       Certain royalties, stream and working interests were written down to their fair value of $19.7 million as at December 31, 2013.

The valuation techniques that are used to measure fair value are as follows:

a)             Cash and cash equivalents

The fair values of cash and cash equivalents, including Canadian and U.S. denominated treasury bills and interest bearing cash deposits, are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. Our cash equivalents also include highly-liquid government and corporate bonds which are classified within Level 2 of the fair value hierarchy.

b)                Short-term investments

The fair values of treasury bills are classified within Level 1 of the fair value hierarchy. The fair values of government and corporate bonds are classified within Level 2 of the fair value hierarchy.

c)              Receivables

The fair values of receivables arising from gold and platinum group metal sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward prices from the exchange that is the principal active market for the particular metal. As such, these receivables are classified within Level 2 of the fair value hierarchy.

d)             Investments

The fair values of publicly-traded investments, including available-for-sale equity investments and warrants, are determined based on a market approach reflecting the closing prices of each particular security at the statement of financial position date. The closing prices are quoted market prices obtained from the exchange that is the principal active market for the particular security, and therefore are classified within Level 1 of the fair value hierarchy.

e)              Royalty, stream and working interests

The fair values of royalty, stream and working interests are determined primarily using a market approach using unobservable cash-flows and dollar value per ounce for comparable entities, where applicable. As a result, the fair values are classified within Level 3 of the fair value hierarchy.

Note 7 — Prepaid expenses and other

Prepaid expenses and other comprise the following:

	As at September 30, 2014	As at December 31, 2013
Gold bullion	$23.2	$26.2
Prepaid gold	7.5	—
Prepaid expenses	13.3	19.7
Debt issue costs	0.3	0.4
	$44.3	$46.3

FRANCO-NEVADA CORPORATION

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 and 2013

(Unaudited, expressed in millions of U.S. dollars, except share amounts)

Note 8 - Other

Other assets comprise the following:

	As at September 30, 2014	As at December 31, 2013
Prepaid gold	$22.8	$—
Oil & gas well equipment, net	27.3	26.6
Furniture and fixtures, net	1.0	1.0
Debt issue costs	1.1	0.8
	$52.2	$28.4

Note 9 - Revenue

Revenue is comprised of the following:

	For the three months ended September 30,		For the nine months ended September 30,
(expressed in millions)	2014	2013	2014	2013
Mineral royalties	$40.9	$37.6	$124.8	$126.3
Mineral streams	41.3	38.9	126.8	120.2
Oil & gas interests	20.5	22.3	62.9	54.4
Sale of prepaid gold	4.9	—	4.9	—
Total	$107.6	$98.8	$319.4	$300.9

Note 10 — Costs of sales

Costs of sales comprise:

	For the three months ended September 30,		For the nine months ended September 30,
(expressed in millions)	2014	2013	2014	2013
Cost of stream sales	$12.8	$11.5	$37.7	34.6
Cost of prepaid gold sold	3.4	—	3.4	—
Oil & gas operating costs	1.7	0.6	5.2	2.3
Mineral production taxes	0.5	1.8	1.9	5.4
Total	$18.4	$13.9	$48.2	$42.3

Note 11 — Related party disclosures

Key management personnel include the Board of Directors and executive management team. Compensation for key management personnel of the Company was as follows:

	For the three months ended September 30,		For the nine months ended September 30,
(expressed in millions)	2014	2013	2014	2013
Short-term benefits(1)	$0.8	$0.8	$2.3	$2.3
Share-based payments(2)	0.7	1.0	2.9	1.9
Total	$1.5	$1.8	$5.2	$3.2

(1)       Includes salary, benefits and short-term accrued incentives/other bonuses earned in the period.

(2)       Represents the expense of stock options and RSUs earned during the period.

FRANCO-NEVADA CORPORATION

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 and 2013

(Unaudited, expressed in millions of U.S. dollars, except share amounts)

Note 12 - Income taxes

	For the three months ended September 30,		For the nine months ended September 30,
(expressed in millions)	2014	2013	2014	2013
Current income tax expense	$7.3	$8.2	$24.8	$31.0
Deferred income tax expense	5.7	5.2	15.3	8.4
Total	$13.0	$13.4	$40.1	$39.4

Note 13 - Shareholders’ equity

a)             Common shares

The Company’s authorized capital stock includes an unlimited number of common shares (issued 156,077,893 common shares) having no par value and preferred shares issuable in series (issued nil).

On August 21, 2014, the Company completed a bought deal financing with a syndicate of underwriters for 8,375,000 common shares at $59.75 per common share. The net proceeds to the Company were $479.8 million after deducting underwriters’ commissions and offering expenses of $20.6 million. The Company recorded a deferred tax asset of $5.0 million related to these share issue costs.

In addition, during the three and nine months ended September 30, 2014, the Company issued 42,392 common shares (2013 — 123,909 common shares) and 167,661 common shares (2013 — 257,417 common shares), respectively, upon the exercise of warrants and stock options and the vesting of restricted share units for proceeds of $0.5 million (2013 - $3.8 million) and $3.2 million (2013 - $7.8 million), respectively. In addition, 180,546 common shares (2013 — nil) and 370,764 common shares (2013 — nil) were issued pursuant to the terms of the Company’s Dividend Reinvestment Plan for the three and nine months ended September 30, 2014.

b)             Dividends

During the three and nine months ended September 30, 2014, the Company declared dividends in the amount of $30.9 million (2013 - $26.1 million), or $0.20 per share (2013 - $0.18 per share), and $60.8 million (2013 - $78.1 million), or $0.40 per share (2013 - $0.54 per share), respectively. The Company paid cash dividends in the amount of $22.2 million (2013 - $25.9 million) and $67.6 million (2013 - $78.2 million) in the three and nine months ended September 30, 2014, respectively. At September 30, 2014, included in accounts payable is an amount of $Nil related to declared dividends (2013 - $26.1 million).

c)              Stock-based payments

During the three and nine months ended September 30, 2014, an expense of $1.2 million (2013 - $1.1 million) and $3.7 million (2013 - $3.4 million) related to stock options and restricted share units has been included in corporate administration on the consolidated statement of income.

Note 14 — Earnings per Share (“EPS”)

	For the three months ended September 30,
	2014		2013
(expressed in millions except per share amounts)	Basic	Diluted	Basic	Diluted
Net income	$33.2	$33.2	$35.3	$35.3
Weighted average shares outstanding	151.1	151.1	146.9	146.9
Effect of dilutive securities	—	1.3	—	1.0
	151.1	152.4	146.9	147.9
EPS	$0.22	$0.22	$0.24	$0.24

FRANCO-NEVADA CORPORATION

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 and 2013

(Unaudited, expressed in millions of U.S. dollars, except share amounts)

	For the nine months ended September 30,
	2014		2013
(expressed in millions except per share amounts)	Basic	Diluted	Basic	Diluted
Net income	$105.5	$105.5	$92.3	$92.3
Weighted average shares outstanding	148.6	148.6	146.8	146.8
Effect of dilutive securities	—	1.0	—	1.0
	148.6	149.6	146.8	147.8
EPS	$0.71	$0.71	$0.63	$0.62

As at September 30, 2014, zero stock options (2013 — 373,396), warrants to purchase 6,510,769 common shares (2013 — 6,510,769) and 76,407 restricted share units (2013 — 65,351) were excluded from the computation of diluted EPS due to the exercise prices of the warrants being greater than the weighted average price of the common shares for the three and nine months ended September 30, 2014 and due to the performance criteria for the vesting of the RSUs having not been measurable prior to September 30, 2014.

Note 15 — Subsequent event

(a)         Candelaria Stream

On October 6, 2014, the Company announced its agreement to acquire a gold and silver stream on production from the Candelaria project located in Chile from Lundin Mining Corporation (“Lundin”) following Lundin’s acquisition of Candelaria from Freeport-McMoRan Inc. Closing of the transaction occurred on November 3, 2014 with an effective date of July 1, 2014. The Company provided an up-front cash deposit of $648.0 million to acquire the gold and silver stream and subscribed for C$25.0 million in Lundin’s subscription receipts financing.